Exhibit 16.1

October 21, 2008

Securities and Exchange Commission
Washington, D.C.
Ladies and Gentlemen:
We were previously principal accountants for Countrywide Financial Corporation and subsidiaries and, under the date of February 28, 2008, we reported on the consolidated financial statements of Countrywide Financial Corporation and subsidiaries as of and for the years ended December 31, 2007 and 2006 and the effectiveness of internal control over financial reporting as of December 31, 2007. On October 15, 2008, we were informed by Countrywide Financial Corporation management that we were dismissed as principal accountants. We have read Countrywide Financial Corporation’s statements included under Item 4.01 of its Form 8-K dated October 21, 2008 and we agree with such statements, except that we are not in a position to agree or disagree with Countrywide Financial Corporation’s statements in the first and sixth paragraphs of its Form 8-K.
Very truly yours,
/s/ KPMG LLP